May 30, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Attention:    John A. Spitz
William Schroeder

Re:    Pinnacle Financial Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 000-31225

Dear Messrs. Spitz and Schroeder:

This letter is submitted by Pinnacle Financial Partners, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 23, 2018 (the “Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017, filed with the Commission on February 28, 2018 (File No. 000-31225) (the “Form 10-K”).

Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year ended December 31, 2017

Notes to Consolidated Financial Statements

Note 6. Loans and Allowance for Loan Losses, page 99

1.
We note that the impaired loan disclosures required by ASC 310-10-50-15 have been provided for nonaccrual loans on pages 102 - 103. We further note disclosures on page 19 of your Form 10-Q for the period ended March 31, 2018 includes disclosures of impaired loans, but appears to also include loans acquired with deteriorated credit quality which are subject to the disclosure requirements of ASC 310-30-50-2. As a result, disclosures of your impaired loans during these periods are not comparable or in accordance with the disclosure requirements. Please provide us with and revise your future filings to provide all of the impaired loan disclosures required by ASC 310-10-50-15 and separately provide the required disclosures pursuant to ASC 310-30-50-2 related to your loans acquired with deteriorated credit quality. Please also clearly disclose what loans are included in your impaired loan balances for each period presented.

United States Securities and Exchange Commission
May 30, 2018

The Company has disclosed below and will revise the tabular presentation in future filings to exclude loans that were acquired with deteriorated credit quality from its impaired loan disclosures. For the Form 10-Q filings for the second and third quarters of 2018, the Company will disclose that the information in those tables as of December 31, 2017 has been reclassified from the presentation in the Form 10-K to include accruing impaired loans, nonaccrual loans and troubled debt restructurings.

Impaired loans, as disclosed in the table below, include troubled debt restructurings, nonaccrual loans, and loans deemed to be impaired but that continue to accrue interest. The following tables detail the recorded investment, unpaid principal balance and related allowance of Pinnacle Financial's impaired loans at March 31, 2018 and December 31, 2017 by loan classification (in thousands):

	At March 31, 2018			At December 31, 2017
	Recorded investment	Unpaid principal balances	Related allowance	Recorded investment	Unpaid principal balances	Related allowance
Impaired loans with an allowance:
Commercial real estate - mortgage	$8,388	$8,412	$764	$1,850	$1,863	$95
Consumer real estate - mortgage	9,555	9,619	269	8,028	8,079	410
Construction and land development	381	382	11	2,522	2,528	66
Commercial and industrial	9,919	9,998	1,412	12,521	12,644	1,627
Consumer and other	781	809	210	—	—	—
Total	$29,024	$29,219	$2,666	$24,921	$25,114	$2,198

Impaired loans without an allowance:
Commercial real estate - mortgage	$14,385	$14,417	$—	$16,364	$16,514	$—
Consumer real estate - mortgage	4,593	4,619	—	4,144	4,174	—
Construction and land development	—	—	—	2,645	2,650	—
Commercial and industrial	21,464	21,467	—	10,905	10,902	—
Consumer and other	—	—	—	—	—	—
Total	$40,442	$40,503	$—	$34,058	$34,240	$—

Total impaired loans	$69,466	$69,722	$2,666	$58,979	$59,354	$2,198

United States Securities and Exchange Commission
May 30, 2018

The following tables detail the average recorded investment and cash basis interest income recognized on Pinnacle Financial's impaired loans for the three month periods ended March 31, 2018 and 2017, respectively, by loan classification (in thousands):

	For the three months ended March 31,
	2018		2017
	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized
Impaired loans with an allowance:
Commercial real estate - mortgage	$5,119	$—	$632	$—
Consumer real estate - mortgage	8,792	—	4,299	—
Construction and land development	1,451	—	73	—
Commercial and industrial	11,220	—	11,649	—
Consumer and other	390	—	276	—
Total	$26,972	$—	$16,929	$—

Impaired loans without an allowance:
Commercial real estate - mortgage	$15,375	$—	$3,206	$—
Consumer real estate - mortgage	4,369	—	4,916	—
Construction and land development	1,322	—	4,410	49
Commercial and industrial	16,185	—	10,150	—
Consumer and other	—	—	413	—
Total	$37,251	$—	$23,095	$49

Total impaired loans	$64,223	$—	$40,024	$49

The Company notes that disclosures required pursuant to ASC 310-30-50-2 for loans acquired with deteriorated credit quality are separately included on page 18 of the Form 10-Q for the period ended March 31, 2018 and are prepared on a consistent basis with those disclosures included on page 101 of the Form 10-K for the year ended December 31, 2017.

In future filings, the Company will also separately disclose the value of impaired loans which continue to accrue interest so that investors will be able to better determine the amount of impaired loans included in each component of the impaired loan category. At March 31, 2018 and December 31, 2017, the amount of impaired loans that continued to accrue interest totaled $7.6 million and $10.9 million, respectively.

Form 8-K Filed April 17, 2018

Exhibit 99.1

Reconciliation of non-GAAP selected Quarterly Financial Data, page 15

2.
We note your disclosure on page 17 of core net interest margin, a non-GAAP measure that which excludes the impact of purchase accounting. It appears that disclosing financial metrics simply excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, including Forms 8-K, please do not disclose financial metrics that exclude the impact of purchase accounting.

United States Securities and Exchange Commission
May 30, 2018

The Company acknowledges the Staff’s comment and will omit from its future filings with the Commission the presentation of non-GAAP financial metrics that exclude the impact of purchase accounting adjustments.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding the above, please do not hesitate to call the undersigned at (615) 744-3700 or our outside legal counsel, D. Scott Holley, at (615) 742-7721.

Very truly yours,

/s/ Harold R. Carpenter
Harold R. Carpenter
Executive Vice President and Chief Financial Officer

cc:    M. Terry Turner, Pinnacle Financial Partners, Inc.
D. Scott Holley, Bass, Berry & Sims PLC